Exhibit 10.1

PRESS RELEASE

Magic Software Unveils a New Roadmap for its
Application Platform Technology

Or Yehuda, Israel, February 19, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business application development, deployment and integration tools, today announced that it is evolving its application platform suite to provide the functionality of a SaaS Enabled Application Platform (SEAP). The move is in anticipation of the growing demand from application vendors to repackage their applications as a Software-as-a-Service (SaaS) offering.

Magic Software intends to make the new product, packaged as the Saas Enabled Application Platform (SEAP), available later this year, initially in Japan. Following this, the company intends to extend availability worldwide. This new product will include, among other features, the functionality of the current eDeveloper platform in addition to rich internet client functionality.

Industry analysts believe that developing and deploying SaaS applications require a new breed of application platforms featuring rich internet client capabilities, very high scalability, fast and easy development and personalization, and relevant administrative functions. Magic Software achieved a first step in that direction in January 2008 with the conclusion of a beta program for the new SEAP offering, which includes rich internet client functionality. It was successfully evaluated by several leading partners for remote application delivery and SaaS features.

The next step, based upon Magic Software’s partner feedback and industry input, entails making a number of product enhancements and functionality adjustments required for the operation of a SaaS Enabled Application Platform.

“We are committed to evolving and improving our technology, with an aim to providing our customers with a smooth path towards new environments and application concepts,” said Eitan Naor, President and CEO of Magic Software Enterprises.

“The robust design and conceptual foundation of our core technology is proven once again, with the ability to carry it forward to the forefront of the application development industry,” added Naor. “Working on this evolution with ISV’s who have been teaming with us continuously for over 20 years, carrying forward their line of business applications across the rapidly changing software industry without disruption, is particularly rewarding.”

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Media Contact:

Arita Mattsoff
Vice President, Global Marketing
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9292
arita@magicsoftware.com